EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)
	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008		2007
Earnings
Income (loss) from continuing operations before income taxes	59,682	37,774	89,175	22,120	11,764	(327,030)		38,496
Fixed charges	14,368	13,991	27,600	29,984	31,588	46,298		49,930
Amortization of capitalized interest	137	135	270	268	256	224		164
Capitalized interest	(192)	(48)	(163)	-	(916)	(1,661)		(3,153)
Total earnings	73,995	51,852	116,882	52,372	42,693	(282,169)		85,437

Fixed Charges
Floorplan interest expense	6,069	5,821	10,584	10,325	10,704	20,205		23,979
Other interest expense (a)	5,296	6,303	12,928	14,545	13,925	17,675		16,108
Capitalized interest costs	192	48	163	-	916	1,661		3,153
Interest component of rent expense	2,811	1,819	3,925	5,114	6,043	6,757		6,690
Total fixed charges	14,368	13,991	27,600	29,984	31,588	46,298		49,930

Ratio of earnings to fixed charges	5.1x	3.7x	4.2x	1.7x	1.4x	(328,467)	(b)	1.7x

(a) Other interest expense includes amortization of debt issuance costs

(b) Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided